599 LEXINGTON AVENUE  |  NEW YORK  |  NY  |  10022-6069

WWW.SHEARMAN.COM  |  T +1.212.848.4000  |  F +1.212.848.7179

May 22, 2006

VIA FACSIMILE

Ms. Michele M. Anderson
Mr. William Bennett
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street, N.E.
Washington, D.C. 20549

Vonage Holdings Corp.
Registration Statement on Form S-1 (File No. 333-131659)
Customer Directed Share Program

Dear Ladies and Gentlemen:

On behalf of Vonage Holdings Corp. (the “Company”), and in connection with the Company’s registration statement on Form S-1 (File No. 333-131659) originally filed on February 8, 2006 (as amended to date, the “Registration Statement”) including the prospectus contained therein (the “Prospectus”), please find attached hereto as Annex A additional disclosure relating to the Company’s Customer Directed Share Program that the Company proposes to include in the Prospectus (the “Additional Disclosure”).  Please note that the Additional Disclosure is revised and blacklined from Annex A to our earlier letter dated as of the date hereof.

If you would like to discuss this matter, please do not hesitate to call me at (212) 380-1001.

Respectfully yours,

/s/ James S. Scott, Sr.
James S. Scott, Sr.

cc:                                 Sharon A. O’Leary, Chief Legal Officer
(Vonage Holdings Corp.)
Ferdinand J. Erker, Esq.
(Shearman & Sterling LLP)
Erik R. Tavzel, Esq.
(Cravath, Swaine & Moore LLP)
Adam Roth
(BDO Seidman, LLP)

Annex A

Our initial email communication to prospective participants in the Vonage Customer Directed Share Program and the first page of the website identified above (from which a reader could access a detailed ‘‘frequently asked questions’’ section about the Vonage Customer Directed Share Program) did not include an active hyperlink to the prospectus contained in our most recently filed registration statement relating to this offering as required pursuant to Rule 433 under the Securities Act. The email communication and the information on the first page of the website therefore might be viewed as not having been preceded or accompanied by a prospectus meeting the requirements of the Securities Act. As a result, it is possible that the email communication and the first page of the website could be determined to be an illegal offer ~~in violation of Section 5 of the Securities Act~~, in which case recipients could seek to recover damages or seek to require us to repurchase their shares at the IPO price.

In addition, our initial voicemail communication to prospective Vonage Customer Directed Share Program participants, which communication may contain only limited information pursuant to Rule 134 under the Securities Act, included the Internet address at which prospective participants could obtain additional information about the Vonage Customer Directed Share Program, including a copy of the prospectus contained in our most recently filed registration statement relating to this offering. However, the voicemail did not include the name and address of a person from whom such a prospectus could be obtained. The inclusion of the Internet address in the voicemail might be viewed as incorporating into the voicemail information that is beyond the scope permissible under Rule 134. In addition, the omission of the name and address of a contact person ~~might be viewed as noncompliance with that Rule~~ means that the voicemail would not be entitled to the “safe-harbor” provided by Rule 134. As a result, it is possible that the voicemail could be determined to be an illegal offer ~~in violation of Section 5 of the Securities Act~~, in which case recipients could seek to recover damages or seek to require us to repurchase their shares at the IPO price.

We believe we would have meritorious defenses to any legal actions based on claims of alleged defects in the email, website or voicemail. The website through which the Vonage Customer Directed Share Program is being conducted requires each prospective investor to open an electronic copy of a prospectus meeting the requirements of the Securities Act prior to making a conditional offer to purchase shares of our common stock. It is, therefore, impossible for someone to place an order (or to open an account to do so) in the Vonage Customer Directed Share Program without first having received a copy of the required prospectus. As a result, we believe that the risks to us relating to any such potential claims are not significant.

We have urged potential participants in the Customer Directed Share Program to read this prospectus. Neither the reading of this prospectus nor the accepting or acknowledging of any terms, conditions or other information set forth in this prospectus or on the website for the Customer Directed Share Program, however, relieves Vonage of any of its responsibilities or liabilities under U.S. securities laws or waives any rights that a participant has under those laws.